Commission File Number 001-31914
EXHIBIT 99.2

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
IMPORTANT
The Company and all members of its Board of Supervisors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
Announcement on Resolutions of the Seventh Meeting of the Third Session of the Board of Supervisors
The seventh meeting (the “Meeting”) of the third session of the Board of Supervisors of the Company (the “Board of Supervisors”) was held on April 28, 2010 at the conference room located at A 16 of China Life Center. The supervisors were notified of the Meeting by way of a written notice dated April 14, 2010. All of the Company’s five supervisors, Xia Zhihua, Shi Xiangming, Yang Hong, Wang Xu and Tian Hui attended the Meeting. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (“AOA”) and the Rules of Procedure for the Board of Supervisors of the Company.
The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:
1.	Passed the First Quarter Report for the Year of 2010
The Board of Supervisors considered that: The preparation and review procedures of the First Quarter Report for the Year of 2010 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company; The content and form of such report meet the requirements of China Securities Regulatory Commission and Shanghai Stock Exchange. The information contained therein will reflect the operation and financial conditions of the Company in the first quarter of 2010.
Voting result: 5 for, 0 against, with no abstention
2.	Passed the Proposal on the Compliance Report for the Year of 2009
Voting result: 5 for, 0 against, with no abstention
3.	Passed the Proposal on the Risk Evaluation Report for the Year of 2009
Voting result: 5 for, 0 against, with no abstention
Board of Supervisors of China Life Insurance Company Limited
April 28, 2010